Via Facsimile and U.S. Mail
Mail Stop 6010

July 13, 2006

Mr. David B. Snow, Jr.
Chairman and Chief Executive Officer
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417-2603

     Re: Medco Health Solutions, Inc.
             Form 10-Q for the Fiscal Quarter Ended April 1, 2006
             File No. 1-31312

Dear Mr. Snow:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended April 1, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Statement Components, page 21

1. You disclose that your 2006 net revenues include premiums under your Medicare Part D Prescription Drug Program product offering. Please provide to us in a disclosure-type format the significant terms of your contractual arrangement with CMS and your revenue recognition and cost recognition policies related to this new product offering.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant